Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-237366

December 18, 2020

€300,000,000

Floating Rate Notes due 2022

FINAL TERM SHEET

December 18, 2020

Issuer:	Prologis Euro Finance LLC
Guarantor:	Prologis, L.P.
Legal Format:	SEC Registered
Security:	Floating Rate Notes due 2022 (the “Notes”)
Issuer Credit Ratings (Moody’s/S&P)*:	A3 / A- (Stable/Stable)
Issue Ratings:	Unrated
Principal Amount:	€300,000,000
Trade Date:	December 18, 2020
Settlement Date:	December 23, 2020 (T+3)
Maturity Date:	December 23, 2022
Interest Payment Dates:	March 23, June 23, September 23 and December 23, commencing on March 23, 2021
Interest Reset Dates:	Quarterly on March 23, June 23, September 23 and December 23
Spread:	+28.0 bps
Interest Rate:	Base Rate plus the Spread. The minimum Interest Rate shall not be less than zero
Base Rate:	EURIBOR
EURIBOR Reference:	Reuters Page EURIBOR01
Index Maturity:	Three months
Initial Interest Rate:	Initial Base Rate plus the Spread
Initial Base Rate:	3-month EURIBOR in effect on December 21, 2020 (the second TARGET2 Business Day immediately prior to the Settlement Date)
Re-offer Price:	100.522%
Underwriting Discount:	0.10%
Net Proceeds, Before Expenses, to Issuer:	€301,266,000

Optional Redemption:

The issuer may redeem all, but not less than all, of the Notes on December 23, 2021 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption. In order for the issuer to redeem the Notes on December 23, 2021, notice of redemption must be mailed no earlier than the opening of business on October 15, 2021 and no later than the close of business on November 24, 2021 to each holder of record of the Notes to be redeemed at its registered address.  The Notes are not otherwise redeemable prior to November 23, 2022 (one month prior to their maturity), except as described under “Redemption for Tax Reasons.”

On and after November 23, 2022 (one month prior to their maturity), the issuer may redeem the Notes in whole at any time, or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

In order for the issuer to redeem the Notes on or after November 23, 2022, notice of redemption must be mailed at least 15 but not more than 60 calendar days before the redemption date to each holder of record of the Notes to be redeemed at its registered address.

The notice of redemption for the Notes will state, among other things, the amount of Notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of Notes to be redeemed. Unless the issuer defaults in payment of the redemption price, interest will cease to accrue on any Notes that have been called for redemption at the redemption date.

Repurchase at Option of Holder:

Each holder will have the right to require the issuer to repurchase for cash all, but not less than all, of such holder’s Notes on December 23, 2021, at a purchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, on the principal amount being repurchased to, but excluding, the date of purchase.

In order for a holder’s Note to be repurchased, a holder must submit a purchase notice to the trustee no earlier than the opening of business on October 15, 2021 and no later than the close of business on November 17, 2021.  A holder must either effect book-entry transfer or deliver the Notes to be purchased, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price.  A holder will receive payment in cash on the later of the purchase date or the time of book-entry transfer or the delivery of the Notes. If the paying agent holds money or securities sufficient to pay the purchase price of the Notes, then on the purchase date:

•  The Notes will cease to be outstanding;

•  Interest on such notes will cease to accrue; and

•  All other rights of the holder of such Notes will terminate, except the right to receive the purchase price upon book-entry transfer or the delivery of the Notes.

This will be the case whether or not book-entry transfer of the Notes is made or whether or not the Notes are delivered to the paying agent.

Exercise of the repurchase option by the holder of a Note will be irrevocable.
Redemption for Tax Reasons:	The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority thereof or therein) which would obligate the issuer to pay additional amounts as described above. This redemption would be at a redemption price equal to 100% of the principal amount of the Notes, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.
Use of Proceeds:	The Issuer intends to lend or distribute the net proceeds from the offering of the Notes to Prologis, L.P. or one of its other subsidiaries who intends to use the net proceeds for general corporate purposes, including to repay or repurchase other indebtedness.
Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the Notes, including any payments made upon any redemption of the Notes, will be made in euros. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the issuer or so used.
Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of, and premium, if any, and interest on, the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty, assessment or other governmental charge of whatever nature imposed or levied by the United States or any taxing authority thereof or therein, will not be less than the amount provided in the Notes to be then due and payable.
Day Count Convention: Business Days:	Actual / 360 New York, London, TARGET2
Payment Business Day Convention:	Modified Following, Adjusted
Denominations:	€100,000 x €1,000
ISIN / Common Code / CUSIP:	XS2277596313 / 227759631 / 74341EAH5
Calculation Agent:	Elavon Financial Services DAC, UK Branch
Listing:	The issuer intends to apply to list the Notes on the New York Stock Exchange
Sole Book-Running Manager:	Merrill Lynch International

*Note: A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect to deliver the Notes against payment for the Notes on or about December 23, 2020 which is the third business day following the date of the pricing of the Notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes before the second business day prior to December 23, 2020 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer or sole underwriter will arrange to send you the prospectus if you request it by contacting: Merrill Lynch International at 1-800-294-1322.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.